Filed by NYSE Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: November 23, 2005

On November 23, 2005, the New York Stock Exchange, Inc. (the “NYSE”) sent the following bulletin to the NYSE members:

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Special Membership Bulletin

[Letterhead of the New York Stock Exchange, Inc.]

DATE:	November 23, 2005

TO:	NYSE Members

FROM:	Marshall N. Carter and John A. Thain

RE:	Citigroup Fairness Opinion

We are pleased to report that Citigroup Global Markets Inc. (“Citigroup”) has concluded that, as of November 23, 2005, the NYSE-Archipelago merger, based upon the financial terms of the merger agreement submitted to the NYSE Members for a vote, is fair, from a financial point of view, to the holders of NYSE membership interests. Per the terms of our settlement with the ten NYSE Members who were suing to enjoin the vote on the merger, Citigroup was acting as an independent financial expert and prepared the opinion for the Supreme Court of the State of New York, County of New York. Enclosed for your reference is a supplement that includes a copy of the Citigroup opinion and a summary of the analytical work that Citigroup performed in rendering its opinion. Also enclosed for your reference is a copy of our engagement letter with Citigroup.

Given that seven months have transpired since the proposed merger was announced, the NYSE and Archipelago also provided Citigroup with updated financial projections for its use in connection with its fairness opinion. The updated financial projections are included in the enclosed supplement (which will be filed with the SEC), along with a description of the basis for the material changes since their respective April 2005 projections. All of the materials in the enclosed supplement should be read in conjunction with the proxy statement/prospectus, dated November 3, 2005, previously mailed to you.

Also enclosed is an additional proxy card. If you have already submitted a proxy card regarding the proposals being submitted at the NYSE special meeting scheduled for December 6, 2005 and do not wish to change your vote, you need not take any action and may discard the enclosed proxy card. For NYSE Members who have yet to cast their vote or wish to change their vote, please follow the instructions on the use of this proxy card on page 48 of the November 3, 2005 proxy statement/prospectus under “The Special Meeting of NYSE Members—Manner of Voting.”

The NYSE special meeting to vote on the proposed NYSE/Archipelago merger remains scheduled for 4:30 p.m. on December 6, 2005 in the NYSE Boardroom. In addition, we will hold a Membership Town

Hall meeting on December 1, 2005 at 4:30 p.m., following our Board Meeting. As usual, we will provide “listen only” conference call access to the Town Hall. Details to access the call, as well as a method to submit questions in advance, are included in an attachment.

If you have any questions about the vote or other issues surrounding the proposed merger, please contact Mary Yeager, Acting Corporate Secretary, at (212) 656-2062.

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Important Acquisition Information With Respect To The Merger

In connection with the proposed merger of the New York Stock Exchange, Inc. (“NYSE”) and Archipelago Holdings, Inc. (“Archipelago”), NYSE Group, Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a joint proxy statement/prospectus regarding the proposed transaction. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement effective on November 3, 2005.

NYSE MEMBERS AND ARCHIPELAGO STOCKHOLDERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

NYSE members and Archipelago stockholders can obtain a free copy of the final joint proxy statement/prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC’s website (http://www.sec.gov). Copies of the final joint proxy statement/prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, (212) 656-2061 or to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

The NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This correspondence shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this correspondence may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE’s and Archipelago’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004, which is available on Archipelago’s website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005 (and amended on September 24, 2005, October 24, 2005 and November 3, 2005).

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

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INSTRUCTIONS FOR CONFERENCE CALL ACCESS

NYSE MEMBERSHIP TOWN HALL MEETING

The NYSE Membership Meeting will take place Thursday, December 1, 2005, at 4:30 pm EST.

To register for confidential conference call access:

Please call the number below to register and receive the AT&T number to be used on December 1.

Call:	LaTomya Thomason at (1-212-656-5450)
Registration:	Monday, November 28th to Wednesday, November 30th
Hours:	9:00 a.m. to 4:00 p.m. EST

To submit questions/comments in advance of the meeting:

Call:	1-212-656-5450
Fax:	1-212-656-3939 (Attention: Membership question)
Email:	membershipmeeting@nyse.com

[PLEASE NOTE: Your questions or comments must be received by Thursday, December 1, at 2:00 pm EST.]